Exhibit 99.2

SEABRIDGE GOLD INC.

INTERIM REPORT TO SHAREHOLDERS

AND

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008

MANAGEMENT’S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Seabridge Gold Inc. for the three months and six months ended June 30, 2008 have been prepared by management and approved by the Board of Directors of the Company.

Report to Shareholders
Quarter Ended June 30, 2008

2nd Quarter Highlights

•	Independent road access study completed for KSM

•	15,000 meter core drill program begins at KSM

•	Initial KSM assay results confirm and extend Mitchell zone

•	Shares approved for trading on the Toronto Stock Exchange

KSM Road Study

The most important achievement this quarter was the completion of an independent study verifying the relative ease and low-cost of all-weather access to the KSM project compared to other large gold-copper projects in British Columbia. We believe this study effectively puts to rest investor concerns about access to KSM which arose after shutdown of construction at the Galore Creek copper-gold project also located in northwestern British Columbia.

The road study was completed by McElhanney Consulting Services Ltd. (“McElhanney”) for use in the ongoing National Instrument 43-101 Preliminary Assessment for the KSM project which is expected to be completed later this year. In their report, McElhanney evaluated several alternative access routes to the deposit and proposed plant site. Based on their work, McElhanney has concluded that the least cost scenario for permanent year round access is achieved by constructing the Teigen Plant Site road from Highway 37 and the Eskay-Coulter-Mitchell road from the Eskay Creek mine (see attached map). McElhanney estimates that completion of both these single lane roads would take two years at a total cost of approximately C$82.8 million. McElhanney has also identified a temporary winter road that, at a cost of approximately C$5.6 million, could provide access to the property across the Frank Mackie Glacier for equipment and supplies while the two permanent roads are under construction.

The McElhanney study supports Seabridge’s assertion that access to the KSM project enjoys significant logistical and cost advantages over other large projects in the region. Due to KSM’s close proximity to both the Eskay Creek Mine and Highway 37, as well as favourable topography, year round access to the KSM project can be achieved at a reasonable cost and in a relatively short period of time.

KSM Exploration

Results from the first nine holes from this summer’s drill program at KSM are highly encouraging. Infill drilling has confirmed the resource model and has likely upgraded inferred resources to the indicated category. A new National Instrument 43-101 compliant resource study will be prepared immediately following this summer’s program. Meanwhile, exploration results have found the continuation of the higher-grade core of the Mitchell zone, plunging to the northwest.

In June, Seabridge commenced a 15,000 meter core drill program designed to improve the value of KSM by exploring for higher grade zones, upgrading more of the remaining inferred mineral resources to the indicated category and further expanding the Mitchell zone. The key objectives of this year’s program are as follows:

Objective #1:   Upgrade to the indicated category 231 million tonnes of inferred mineral resources at the Mitchell zone containing 5.2 million ounces of gold and 760 million pounds of copper. The resulting Mitchell resource should be sufficiently well-defined for the preparation of a feasibility study and consequent mineral reserve status.

Objective #2:   Extend the Mitchell zone resource model down dip and to the north to capture potential new resources with better than average Mitchell grade. Approximately two-thirds of this new resource is expected to be in the indicated category.

Objective #3:   Explore the down-dip projection of the Sulphurets gold zone for a potential higher-grade, bulk mineable underground zone.

Objective #4:   Test the potential continuity of high-grade mineralization between the Iron Cap and Mitchell zones and evaluate this potential as a bulk mineable underground target.

To date, approximately 10,200 meters of drilling has been completed from the 2008 program in 19 holes. Assays have been received for the first nine holes totaling 5,558 meters. These nine holes were primarily drilled on the eastern side of the Mitchell zone to upgrade inferred resources to indicated and to explore for a possible higher-grade down-dip extension. The infill drilling encountered better grades and thicknesses than predicted by the resource model while the exploration drilling found better grades on the down-dip extension plunge to the west. Assay results from the first nine holes are as follows:

Drill Hole	Target	Depth (m)	From (m)	To (m)	Length (m)	Gold (gpt)	Copper (%)
M-08-61	Down-dip NE	748.0	3.4	748.0	744.6	0.52	0.10
M-08-62	Down-dip NE	945.0	11.0	120.0	109.0	0.64	0.13
			323.0	709.0	386.0	0.56	0.22
M-08-63	Infill	660.0	178.0	531.0	353.0	0.65	0.12
M-08-64	Infill	501.0	2.7	501.0	498.3	0.68	0.14
		Incl.	31.0	401.0	370.0	0.80	0.16
M-08-65	Infill	657.0	4.0	657.0	653.0	0.77	0.24
		Incl.	4.0	466.0	462.0	0.88	0.27
M-08-66	Infill	435.0	3.0	435.0	432.0	0.65	0.10
M-08-67	Down-dip North Central	938.4	101.0	921.0	820.0	0.57	0.28
		Incl.	101.0	683.0	582.0	0.63	0.33
			225.0	289.0	64.0	0.90	0.29
			400.0	621.0	221.0	0.69	0.41
			400.0	500.0	100.0	0.44	0.56
M-08-68	Infill	28.7	3.4	28.7	25.3	0.86	0.26
	Drill hole abandoned due to poor ground conditions at pad site
M-08-69	Infill	645.0	1.2	645.0	643.8	0.75	0.21
		Incl.	1.2	269.0	267.8	0.99	0.27
			385.0	532.0	147.0	0.79	0.21

The Gold Market

The drop in gold prices and gold equities over the past month has been precipitous. From its recent high above US$960, the gold price has fallen by about 15% at the time of this report. This is the fourth significant correction since May of 2006. Two of these three previous corrections went significantly further (26% and 20%) than the current one has to date. Being a gold investor in a gold bull market is not a comfortable experience.

As we see it, three factors have combined to create a perfect storm for gold, a storm which should be relatively short lived, in our opinion.

First, the U.S. dollar has rebounded from an oversold position largely due to shifts in central bank policy statements. The European Central Bank had been consistently hawkish on inflation and had threatened to raise interest rates. The ECB recently shifted its emphasis to a concern about economic growth and signaled that its next move in interest rates would likely be down, contrary to market expectations. Meanwhile, the rhetoric from the U.S. Federal Reserve shifted at the same time to tough talk on inflation which convinced the market that its next move would be to increase rates. In themselves, these statements might have been expected to weaken gold which has tended to trade in parallel with the euro. However, a great many hedge funds were long commodities, positions which they have apparently financed by shorting the U.S. dollar. This is the so-called “inflation trade” which was quickly unwound as the dollar began to strengthen against the euro. Gold was dumped as part of the commodity complex.

Oil was a second factor contributing to the decline in gold. Oil was the center piece of the inflation trade. In the first half of this year, it went almost parabolic to the upside. Commodity funds and speculators leveraged their positions, making the market vulnerable. Regulators and politicians then stepped in to increase uncertainty by proposing rule changes and legislation to limit speculation in oil and also food. Oil broke down, again pressuring investors in commodities to sell their positions including gold.

A third factor driving down the gold price was the perceived rescue of the U.S. financial sector by the U.S. Federal Reserve. Gold and gold equities are anti-financial investments; they perform best when the financials are weak. Gold hit its all-time high in mid-March of this year when Bear, Stearns was declared insolvent. Recently, the market has concluded that with the rescue of Fannie Mae and Freddie Mac, two massive U.S. financial institutions, and the announced “sale” by Merrill Lynch of mortgage-backed securities, the worst has been seen. Furthermore, the market has become convinced that the Federal Reserve will do whatever is necessary to preserve the financial system. Hedge funds have therefore rushed to invest in the financials while selling commodities and the financial stocks have been extraordinarily strong in the past several weeks.

Our thoughts? Gold is not a commodity, it is a currency, the only one whose supply can’t be inflated by central banks. Gold will decouple from oil and industrial metals when the instability of the world’s financial institutions becomes evident once again. In our view, this development will not take very long.

We believe that U.S. dollar strength against commodities is ephemeral. Given the state of the U.S. economy and financial system, we think an increase in rates by the Federal Reserve is most unlikely and that the market will soon come to see this. Money supply is growing at a furious rate in major economies such as China, Russia, Brazil and the Gulf states and central bank reserves are increasing at a staggering rate of about US$200 billion per month. The U.S. dollar has been helped by war in Georgia and U.S. investors and U.S. investors aggressively pulling money out of developing country stock markets which have sagged badly in recent months. The U.S. dollar positives will prove short-lived, in our opinion, while exploding U.S. federal and state government deficits will prove to be long-lasting dollar negatives.

There is no bottom in sight for the housing markets of the United States, Great Britain and large parts of Europe to name just three. Delinquencies and foreclosures continue to rise. Sales volumes continue to shrink and the backlog of unsold properties is now at record levels. To date, banks have written down their losses in the sub-prime market to the level which equates to the current state of the housing market. As the housing market continues to soften, further write-downs will be required and the evidence suggests that higher-quality mortgages are now defaulting at a quickening pace as well. A new study indicates that fully one-third of U.S. residences now have mortgages exceeding their property values.

Particularly in the U.S., the banking sector has developed and marketed financial innovations which, in our opinion, will now prove to be its undoing. A recent example is the so-called Auction Rate Securities market which consisted of US$350 billion of securitized loans on which the interest rate was set periodically by auction. Clients of Citigroup have recently obtained a US$7.5 billion settlement forcing the bank to repurchase these securities which regulators characterized as fraudulent. Morgan Stanley has announced a similar repurchase for US$4.5 billion. Other securitizations involving mortgage-backed securities such as Collateralized Debt Obligations are likely to be litigated with a view to forcing the banks to repurchase hundreds of billions of dollars of these now worthless securities. Investigations of bank lending and securitization practices are mounting. Meanwhile, as the economy softens, consumer credit defaults of all types are on the rise while declining corporate profits are likely to expose banks to a growing default rate for these assets as well.

What is needed for the next move up in gold, and what we expect, is growing concern over the financial sector and the fear of deflation. Gold began its bull market in 2002 as the U.S. Federal Reserve and other central banks took unprecedented action to prevent a possible deflation, which then appeared to be imminent in response to the recession which was occurring at that time. There is nothing like the fear of deflation to ensure currency inflation and devaluation. Gold investors should watch the financials and look for increasing deflation rhetoric. We believe these will be the leading indicators for the next move up in gold.

Concerning the Seabridge share price, it is clear that we have suffered from a growing short position in our stock. As of July 28, 2008, the short position reported by the American Stock Exchange stood at about 3.9 million shares. It is our sense that we began to attract a growing short interest after the abrupt termination of construction at the Galore Creek project which is also located in northwestern British Columbia and has some similarities to our KSM project. The assumption seems to be that logistics and capital requirements for KSM are likely to make the project uneconomic. We completely disagree with this assessment. We are confident that the Preliminary Assessment for KSM which is now in progress will demonstrate the potential for a robust, large-scale mining operation at current metal prices. If we are right, the short position in our shares will prove to be a significant asset to patient Seabridge shareholders.

Financial Results

During the three month period ended June 30, 2008 Seabridge posted a net loss of $1,611,000 ($0.03 per share) compared to a loss of $1,947,000 ($0.05 per share) for the same period last year. At June 30, 2008, net working capital was $18,193,000 compared to $25,019,000 at December 31, 2007.

On Behalf of the Board of Directors,

Signed “Rudi Fronk”

Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
August 13, 2008

gis no. KSM-15-006
Job No. 0868-002-01-01
July 14, 2008

400000
420000
440000
460000
6280000
6260000
Eskay Road
Eskay Mine
Access Road to Tailings Management Facility and Plant Site
Plant Site
Tailings Management Facility
Coulter Creek-Sulphurets Access
Mitchell Deposit
Sulphurets Deposit
Kerr Deposit
Frank Mackie Glacier Access
37
N
Slurry Pipeline
Conveyor Tunnel
Tailings/Slurry Tunnel
Access Road
Temporary Glacier Access Road
Diversion Channel
Plant Site
Dam
Tailings
Pit
1:275,000
0
5
10
Kilometres
Projection: UTM9, NAD83

SEABRIDGE GOLD INC.

KSM Baseline Project Layout

FIGURE 1

Rescan

Management’s Discussion and Analysis

Three Months and Six Months Ended June 30, 2008

This Management’s Discussion and Analysis is dated August 11, 2008 and reflects the three-month and six-month periods ended June 30, 2008 and should be read in conjunction with the consolidated financial statements for the same periods and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2007. The Company also published an Annual Information Form and an Annual Report on Form 20-F report filed with the U.S. Securities and Exchange Commission.  These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company also acquired a 100% interest in the Noche Buena project in Mexico.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia.  Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” (having moved from the TSX Venture Exchange effective July 14, 2008) and in the United States on the American Stock Exchange under the symbol “SA”.

Results of Operations
For the three month period ended June 30, 2008, the net loss was $1,305,000 or $0.03 per share compared to $1,947,000 or $0.05 per share in the same period of 2007.   In the 2008 period, the loss reported was reduced by the recognition of income tax recoveries of $156,000 compared to $320,000 in the 2007 period.  The Company’s interest income from cash investments was $169,000 up from $155,000 in the same period of 2007.  In the second quarter of 2007 the company received $27 million from the exercise of warrants thus increasing cash balances available to invest. Corporate and general expenses were lower in the 2008 period due primarily to bonuses granted in  2007 and stock option expenses which were lower in 2008 by $368,000.

For the six month period ended June 30, 2008, the net loss was $2,211,000 or $0.06 per share compared to $2,733,000 or $0.08 per share in the same period of 2007.   In the 2008 period, the loss reported was reduced by the recognition of income tax recoveries of $288,000 compared to $320,000 in the 2007 period.  The Company’s interest income from cash investments was $408,000 up from $216,000 in the same period of 2007.  In the second quarter of 2007 the company received $27 million from the exercise of warrants thus increasing cash balances available to invest. Corporate and general expenses were lower in the 2008 period due to bonuses granted in the 2007 period.

Quarterly Information
Selected financial information for the first two quarters of 2008 and each of the quarters for fiscal years 2007 and 2006:

	2nd Quarter Ended June 30, 2008	1st Quarter Ended March 31, 2008
Revenue	$ Nil	$ Nil
Loss for period	$ (1,305,000)	$ (906,000)
Loss per share	$ (0.03)	$ (0.02)

	4th Quarter Ended December 31, 2007	3rd Quarter Ended September 30, 2007	2nd Quarter Ended June 30, 2007	1st Quarter Ended March 31, 2007
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Loss for period	$ (1,336,000)	$ (1,473,000)	$ (1,947,000)	$ (786,000)
Loss per share	$ (0.04)	$ (0.04)	$ (0.05)	$ (0.02)

	4th Quarter Ended December 31, 2006	3rd Quarter Ended September 30, 2006	2nd Quarter Ended June 30, 2006	1st Quarter Ended March 31, 2006
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (1,598,000)	$ (1,878,000)	$ (1,134,000)	$ 1,310,000
Income (loss) per share	$ (0.05)	$ (0.06)	$ (0.03)	$ 0.04

The loss in the second and third quarters of 2007 and the third quarter of 2006 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options.  The loss in the fourth quarter of 2006 was higher due to the write-down of an investment amounting to $749,000.

The income for the first quarter in 2006 was due to the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of the flow-through financings completed in 2005.

Mineral Interest Activities
For the six-month period ended June 30, 2008, the Company incurred expenditures of $6,057,000 on mineral interests compared to $2,220,000 in the same period of 2007.  The 2008 expenditures included the $1.8 million acquisition costs for the surface rights to the Noche Buena project.  In addition, $3,220,000 was spent at the KSM project where exploration drilling and engineering, environmental and metallurgical studies continued.

For the balance of 2008, at KSM the drilling program is expected to continue to expand the zones and upgrade mineral resources. It is also planned to undertake an environmental base-line study and complete a Preliminary Economic Assessment on this project by year end.

Liquidity and Capital Resources
Working capital at June 30, 2008, was $18,193,000 compared to $25,019,000 at December 31, 2007.  Cash was utilized in the 2008 period for operations in the amount of $1,043,000 (2007 - $1,629,000) and for mineral interests $5,320,000 (2007 - $2,108,000). In the 2007 period, the Company received $28.9 million from the exercise of warrants and options compared to $368,000 in the 2008 period.  The Company’s cash position is sufficient to provide for operating and exploration activities for the next two years.

During 2008, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies.  In addition, it will seek to sell off its other properties, initially, Noche Buena and Red Mountain while at the same time ensuring that funding is available for its project holding costs and other corporate requirements.  The Company has stated in its business plan that it will not place properties into commercial production so funds are not required for capital costs.

Shares Issued and Outstanding
At August 11, 2008, the issued and outstanding common shares of the Company totalled 37,348,685.  In addition, there were 1,292,500 stock options granted and outstanding (of which 110,000 were unexercisable).  On a fully diluted basis there would be 38,641,185 common shares issued and outstanding.

Related Party Transactions
During the six-month period ended June 30, 2008, a private company controlled by a director of the Company was paid $7,100 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $100,000 for corporate consulting services rendered; and a third director was paid $8,000 for geological consulting services.

Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  The Company has included disclosures recommended by the new Handbook section in Note 4 to the interim consolidated financial statements.

Financial Instruments – Disclosures and Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861.  The adoption of 3863 does not have any effect on the consolidated financial statements presentation. The Company has included disclosures recommended by the new Handbook section in Note 6 to the interim consolidated financial statements.

Inventories
In March 2007, the CICA issued Handbook Section 3031 Inventories, which replaces Section 3030 Inventories.   Under the new section, inventories are required to be measured at the “lower of cost and net realizable value, which is different from the existing guidance of the “lower of cost and market value”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.  The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact was not material.

Changes in Accounting Standards Not Yet Adopted
Goodwill and Intangible Assets
In February 2008, CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of this new standard.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

August 11, 2008

SEABRIDGE GOLD INC.
Consolidated Balance Sheets
June 30, 2008 and December 31, 2007
(unaudited, 000's of Canadian dollars)
		June 30,	December 31,
Assets		2008	2007
Current Assets
Cash and cash equivalents		$19,071	$13,480
Short-term deposits		-	11,557
Amounts receivable and prepaid expenses		613	420
Marketable securities		175	241
		19,859	25,698

Mineral Interests (Note 3)		68,715	62,668
Reclamation Deposits		1,291	1,305
Property and Equipment		157	191

		$90,022	$89,862

Liabilities
Current Liabilities
Accounts payable and accruals		$1,666	$679

Provision for Reclamation Liabilities		1,929	1,849
Future Income Tax Liabilities		299	587
		3,894	3,115
Shareholders' Equity
Share Capital (Note 4)		110,199	109,736
Stock Options (Note 4)		5,492	4,283
Contributed Surplus		20	20
Deficit		(29,562)	(27,351)
Accumulated Other Comprehensive (Loss) Income		(21)	59
		86,128	86,747

		$90,022	$89,862

On Behalf of the Board of Directors

"Rudi Fronk"	"James Anthony"
Rudi P. Fronk	James S. Anthony
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Periods Ended June 30, 2008 and 2007
(unaudited, 000's of Canadian dollars, except income per share)

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2007		2008	2007
Expenditures
Corporate and general	$1,611	$2,343		$2,921	$3,152
Interest income	(169)	(155)		(408)	(216)
Foreign exchange (gains) losses	19	79		(14)	117
Loss Before Income Taxes	1,461	2,267	#	2,499	3,053
Income tax recoveries	(156)	(320)		(288)	(320)
Net Loss for Period	1,305	1,947		2,211	2,733
Deficit, Beginning of Period	28,257	22,595		27,351	21,809
Deficit, End of Period	$29,562	$24,542		$29,562	$24,542

Loss per Share - basic and diluted	$0.03	$0.05		$0.06	$0.08
Weighted Average Number of Shares Outstanding	37,313,855	35,423,685		37,306,022	34,783,185

Consolidated Statements of Comprehensive Loss
For the Periods Ended June 30, 2008 and 2007
(unaudited, 000's of Canadian dollars)
	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2007		2008	2007

Net Loss for Period	$1,305	$1,947		$2,211	$2,733
Other Comprehensive Loss (Income)	15	(28)		80	(62)
Comprehensive Loss	$1,320	$1,919		$2,291	$2,671

Consolidated Statements of Accumulated Other Comprehensive Loss
For the Periods Ended June 30, 2008 and 2007
(unaudited, 000's of Canadian dollars)
	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2007		2008	2007
Balance, Beginning of Period	$6	$(34)		$(59)	$-
Other Comprehensive Loss (Income)	15	(28)		80	(62)
Balance, End of Period	$21	$(62)		$21	$(62)

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
For the Periods Ended June 30, 2008 and 2007
(unaudited, 000's of Canadian dollars)
	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Cash Provided from (Used for) Operations
Net loss for period	$(1,305)	$(1,947)	$(2,211)	$(2,733)
Items not involving cash
Stock option compensation	776	1,144	1,304	1,345
Accretion	40	34	80	67
Amortization	10	5	19	6
Foreign exchange	-	42	-	67
Income tax recoveries	(156)	(320)	(288)	(320)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	177	(82)	147	(88)
Accounts payable and accruals	168	150	(94)	27
	(290)	(974)	(1,043)	(1,629)
Investing Activities
Mineral interests	(2,403)	(1,412)	(5,320)	(2,108)
Property and equipment	9	(132)	9	(132)
Reclamation deposits	20	(200)	20	(200)
Short-term deposits	-	-	11,557	-
	(2,374)	(1,744)	6,266	(2,440)
Financing Activities
Issue of share capital (Note 4)	364	28,842	368	28,911
Net Cash Provided	(2,300)	26,124	5,591	24,842
Cash and Cash Equivalents, Beginning of Period	21,371	4,504	13,480	5,786
Cash and Cash Equivalents, End of Period	$19,071	$30,628	$19,071	$30,628

Changes in Accounts Receivable and
Liabilities in Mineral Interests	$1,020	$233	$721	$171

Notes to the Consolidated Financial Statements
At June 30, 2008
(in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, except as described in Note 2, follow the same accounting policies and methods of application as the most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2007.

2.	Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2008 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Capital Disclosures
In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed.  The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject.  The Company has included disclosures recommended by the new Handbook section in Note 4 to these interim consolidated financial statements.

Financial Instruments – Disclosures and Financial Instruments - Presentation
In December 2006, the CICA issued Handbook Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation.  Section 3862 modifies the disclosure requirements of Section 3861 Financial Instruments - Disclosures and Presentation including required disclosure of the assessment of the significance of financial instruments for an entity’s financial position and performance; and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation related requirements of Section 3861.  The adoption of 3863 does not have any effect on the consolidated financial statements presentation. The Company has included disclosures recommended by the new Handbook section in Note 6 to these interim consolidated financial statements.

Inventories
In March 2007, the CICA issued Handbook Section 3031 Inventories, which replaces Section 3030 Inventories.   Under the new section, inventories are required to be measured at the “lower of cost and net realizable value, which is different from the existing guidance of the “lower of cost and market value”.  The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized, if applicable.  Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.  The Company evaluated the impact of the adoption of this new section on the consolidated financial statements and concluded the impact was not material.

Changes in Accounting Standards Not Yet Adopted

Goodwill and Intangible Assets
In February 2008, CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company is currently evaluating the impact of this new standard.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Mineral Interests
Expenditures on projects during the six-month periods ended June 30, 2008 and 2007 were as follows (000’s):

	Balance, Dec. 31, 2007	Expenditures Quarter 1, 2008	Expenditures Quarter 2, 2008	Balance, June 30, 2008
Courageous Lake	$21,091	$76	$319	$21,486
Castle Black Rock	473	-	-	473
Grassy Mountain	3,362	47	1	3,410
Hog Ranch	1,206	1	-	1,207
KSM	25,315	535	2,685	28,535
Quartz Mountain	451	-	-	451
Red Mountain	1,111	74	48	1,233
Pacific Intermountain Gold	3,000	39	315	3,354
Other Nevada projects	343	-	-	343
Noche Buena, Mexico	6,316	1,851	56	8,223
	$62,668	$2,623	$3,424	$68,715

	Balance, Dec. 31, 2006	Expenditures Quarter 1, 2007	Expenditures Quarter 2, 2007	Balance, June 30, 2007
Courageous Lake	$20,375	$69	$309	$20,753
Castle Black Rock	430	-	17	447
Grassy Mountain	3,248	49	27	3,324
Hog Ranch	1,145	-	32	1,177
KSM	18,779	409	296	19,484
Quartz Mountain	442	-	9	451
Red Mountain	941	17	12	970
Pacific Intermountain Gold	2,488	1	252	2,741
Other Nevada projects	275	-	16	291
Noche Buena, Mexico	5,139	68	637	5,844
	$53,262	$613	$1,607	$55,482

In February 2008, the Company acquired the surface rights encompassing the Noche Buena property in Mexico for US$1,780,000.  The agreement was in the form of a lease but by virtue of the terms of the acquisition, the lease has been determined to be a capital lease.

4.	Share Capital
(a)	Common shares were issued during the six-month period ended June 30, 2008 as follows:

	Shares	Amount (,000)
Balance, December 31, 2007	37,297,855	$109,736
For cash, exercise of stock options	46,000	368
Value of options exercised	-	95
Balance, June 30, 2008	37,343,885	$110,199

Capital Management
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended June 30, 2008 unless otherwise noted.

Neither the Company nor its subsidiaries is subject to externally imposed capital requirements.

(b) Stock Options

During the six-month period ended June 30, 2008, 15,000 one-year options were granted to a consultant and 30,000 five- year options were granted to an employee at a weighted average exercise price of $27.29 each.  The options granted to the consultant vested immediately and the options granted to the employee vest in one year.

The fair value of the 45,000 options which were granted in 2008 has been estimated using a Black Scholes option-pricing model using the following weighted average assumptions and resulted in a total expense of $402,345 of which $121,362 has been expensed to June 30, 2008 and the balance will be expensed over the vesting period:

Dividend yield	Nil
Expected volatility	61%
Risk free rate of return	3.3%
Expected life of options	3.5 years

In August 2007, 120,000 five-year two-tiered stock options exercisable at $29.60 each were granted to two officers and  were subject to a required increase in the share option plan and the approval of shareholders.   As a result, no expense was recognized until these approvals were received.  These approvals were received at the shareholders’ meeting held on June 18, 2008. The two-tiered options required a $34.00 share price for 10 successive days for the first third to vest, a $37.00 share price for the second third and a $40.00 share price for the final third. Once the share price has met the first test, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.  The $34 vesting price was achieved in October 2007.

The fair value of the 120,000 two-tiered options which were granted in 2007 has been estimated using a Black Scholes option-pricing model, Monte Carlo simulation and a binomial option-pricing model to consider the two-tier vesting probabilities using the following assumptions:

Dividend yield	Nil
Expected volatility	61.5%
Risk free rate of return	3.4%
Expected life of options	4.1 years

The estimated fair value of the two-tiered options granted in 2007 and approved on June 18, 2008 amounted to $915,160 of which $348,478 has been expensed in the six-month period ended June 30, 2008 and the balance of $566,682 will be expensed over the vesting period.

A summary of the status of the plan at June 30, 2008 and changes during the period are presented below:

	Shares	Amount
Outstanding, December 31, 2007	1,178,300	$4,283,000
Granted - regular options	45,000	121,000
Granted – two-tiered options	120,000	349,000
Exercised	(46,000)	(95,000)
Value of 2007 options vested	-	834,000
Outstanding, June 30, 2008	1,297,300	$5,492,000

5.	Related Party Transactions

During the six-month period ended June 30, 2008, a private company controlled by a director of the Company was paid $7,100 (Quarter 2 - $3,500) (2007 - $17,800 and $8,200) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $100,000 (Quarter 2 - $50,000) (2007 - $216,000 and $180,000) for corporate consulting services rendered and a third director was paid $8,000 (Quarter 2 - $4,000) (2007 - $9,100 and $4,400) for geological consulting services.

6.	Financial Instruments

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits included in cash and cash equivalents and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian bank guaranteed notes, with terms of 90 days or less, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable and prepaid expenses consist of goods and services tax due from the Federal Government of Canada and value added tax due from the Government of Mexico and receivables from unrelated companies. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable and prepaid expenses is remote.  The Company also has investments in other publicly listed exploration companies which are included in marketable securities.  These shares were received as part of option payments on certain exploration properties the Company owns.  The credit risk on these investments is significant due to the nature of the business but the amounts are not significant to the Company.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2008, the Company had cash balances of $1,481,000 (December 31, 2007 - $1,416,000) to settle current liabilities of $1,666,000 (December 31, 2007 - $679,000). At June 30, 2008, as part of its cash and cash equivalents the Company also had bank-guaranteed investments of $17,590,000 which all mature in 7 to 51 days from that date.  All of the Company's financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and USA dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

Sensitivity Analysis
The Company has designated its cash and cash equivalents and short term deposits as held-for-trading, which are measured at fair value. Financial instruments included in amounts receivable and prepaid expenses are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at June 30, 2008, the carrying and fair value amounts of the Company's financial instruments are the same.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i) Short term deposits are re-invested each 90 days or less. Sensitivity to a plus or minus 1% change in rates would affect        net loss by $176,000 on an annualized basis.

(ii) At June 30, 2008, the Company held US$932,000 which, with a 5% change in exchange rates, would affect the net loss by $47,000.

(iii) Price risk is remote since the Company is not a producing entity.